UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

OSLER INCORPORATED
(Exact name of registrant as specified in its charter)

Nevada	000-53757	20-8195637
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No)

900 S.E. 3rd Avenue, Suite 202, Fort Lauderdale, FL 33316
(Address of principal executive offices, including Zip Code)

(954) 767-6339
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: February 21, 2014

OSLER INCORPORATED

900 S.E. 3rd Avenue

Suite 202

Fort Lauderdale, FL 33316

Telephone: (954) 767-6339

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

February 21, 2014

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Osler Incorporated, a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF OSLER INCORPORATED. NO PROXIES ARE BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Mr. C. Leo Smith, President, Osler Incorporated, 900 S.E. 3rd Avenue, Suite 202, Fort Lauderdale, FL 33301, telephone (954) 767-6339.

By Order of the Board of Directors,

/s/ C. Leo Smith
C. Leo Smith, Chief Executive Officer

Fort Lauderdale, FL
February 21, 2014

INTRODUCTION

This Information Statement is being mailed to holders of record as of February 20, 2014 of shares of common stock of Osler Corporation, a Nevada corporation (the “Company”), in accordance with the requirements of Section 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors that is expected to occur in connection with the proposed reverse acquisition to be completed by and among the Company, America Greener Technologies Corporation, an Arizona corporation (“AGT”), and the shareholders of AGT (the “AGT Shareholders”) pursuant to which we will acquire 100% of the capital stock of AGT from the AGT Shareholders in consideration for 15,000,000 shares of our common stock (the “Transaction”). The Transaction will occur pursuant to a Share Exchange Agreement among the Company, AGT and the AGT Shareholders (the “Share Exchange Agreement”). The terms of the Share Exchange Agreement provide, among other things, that each share of AGT common stock outstanding immediately prior to the closing of the Transaction will be exchanged for 1.875 shares of our common stock. Following the closing of the Share Exchange Agreement, AGT will be a wholly-owned subsidiary of the Company.

Assuming the closing of the Transaction (the “Closing”), the former AGT Shareholders will own approximately 86% of our issued and outstanding common stock. Pursuant to the terms of the Share Exchange Agreement, our Board of Directors, of which Mr. C. Leo Smith is the sole member, will appoint Michael C. Boyko, Ricardo A. Barbosa and James Mack to the Board, with Mr. Boyko serving as our President and Chief Executive Officer, and Mr. Barbosa serving as our Chief Operating Officer. In addition, Mr. Smith will resign as an officer and director of our company.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Share Exchange Agreement which has yet to be executed. We plan to file a copy of the executed version of the Share Exchange Agreement with the Securities and Exchange Commission (the “SEC”) following the execution of the agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise then at a meeting of our stockholders. Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement is being mailed on or about February 21, 2014 to all holders of record on February 20, 2014.

Please read this Information Statement carefully. It describes the terms of the Share Exchange Agreement and contains biographical and other information concerning our executive officers and directors after the completion of the Transaction.

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VOTING SECURITIES

Our authorized capital stock consists of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of February 20, 2014, there are 2,505,014 shares of common stock and no shares of preferred stock issued and outstanding.

Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Our preferred stock is issuable in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution by our Board of Directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock, assuming a market for our common stock develops, of which there is no assurance.

CHANGE OF CONTROL

Pursuant to the terms of the Share Exchange Agreement, upon Closing AGT will become our wholly-owned subsidiary, and the former AGT Shareholders will collectively hold 86% of our issued and outstanding capital stock.

We anticipate that the shares of our common stock issued to the former AGT Shareholders will be issued in reliance on exemptions from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). We also anticipate that each of the AGT Shareholders will be either an “accredited investor” as that term is defined in Rule 501 under the Securities Act or a “non-U.S. Person” as that term is defined in Regulation S.

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As described above, pursuant to the Share Exchange Agreement and upon the Closing, our Board of Directors will appoint Messrs. Boyko, Barbosa and Mack to the Board, and elect Mr. Boyko our President and Chief Executive Officer and Mr. Barbosa our Chief Operating Officer and Secretary. Mr. Boyko will also serve initially as our principal financial and accounting officer while we conduct a search for a qualified candidate to serve as our Chief Financial Officer. At Closing, Mr. Smith will resign as a member of our Board of Directors and from all offices with our company. Because of the change in composition of our Board and the issuance of securities completed by the Share Exchange Agreement, there will be a change of control of the Company on the Closing of the Transaction.

Our completion of the Transaction contemplated under the Share Exchange Agreement is subject, first, to the execution and delivery of the proposed Share Exchange Agreement by the parties thereto, and second, to the satisfaction of certain conditions precedent to the Closing. Consummation of the Transaction is also conditioned upon, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Share Exchange Agreement will be executed and delivered or that the Transaction will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the proposed Share Exchange Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by AGT prior to the date the new directors take office.

There are no family relationships among any of the executive officers and directors. Each director is elected at our annual meeting of stockholders and holds office until the next annual meeting of stockholders, or until his successor is elected and qualified.

Current executive officers and directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Positions

C. Leo Smith	45	Director, President, Secretary, principal executive officer and principal financial and accounting officer

C. Leo Smith. Mr. Smith, the sole member of Insurance Marketing Solutions, LLC (“IMS”) which controls 73.4% of our voting securities, has been the sole officer and director of the Company since July 2009. Mr. Smith previously served as the Chairman of the Board of Directors and Chief Executive Officer and Chief Financial Officer of Smith International Enterprises, Inc., d/b/a AmeriPlast Manufacturing, from the inception of the company in 1991 until it was sold in 2002. AmeriPlast Manufacturing was a privately held manufacturer of pre-paid telephone calling cards and stored value cards, such as gift cards and credit cards. In April 2002, AmeriPlast Manufacturing was sold to Signature Graphics Inc., a privately held company. In June 2002, Signature Graphics Inc., which had previously acquired all of the assets and liabilities of AmeriPlast Manufacturing, filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Middle District of Florida-Orlando Division. The proposed reorganization plan of Signature Graphics, Inc. was rejected, and was converted into a Chapter 7 Liquidation in March 2003. Mr. Smith subsequently filed for Chapter 7 Personal Bankruptcy on October 14, 2005. Such filing was caused by the fact that all of the assets, equipment, and machinery leases and mortgages of AmeriPlast Manufacturing were personally guaranteed by Mr. Smith. He was discharged from bankruptcy on April 4, 2006 by Judge Raymond James. In 2003, subsequent to the sale of AmeriPlast Manufacturing, Mr. Smith formed and founded Advanced Imaging Systems, Inc., a privately held company. Advanced Imaging Systems’ business was similar to that of AmeriPlast Manufacturing, but on a smaller scale, though far more automated and sophisticated. The eventual goal of Advanced Imaging Systems was to concentrate strictly on manufacturing and developing secured credit cards, smart cards, and biometric cards. In the latter part of 2003, Advanced Imaging Systems was acquired by a publicly held company, A. M. S. Marketing, Inc., which company was subsequently renamed International Imaging Systems, Inc. Mr. Smith was the Chief Executive Officer of International Imaging Systems, Inc. until the company was sold to a private investment group in September 2006. Since September 2006, Mr. Smith has provided business consulting services to a number of privately held domestic and foreign corporations. Such consulting services have primarily been in the areas of marketing and/or manufacturing.

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 Mr. Smith devotes approximately 10% of his time to our business and operations.

Executive officers and directors following Transaction

Upon consummation of the Transaction, the following individuals will be our executive officers and members of our Board of Directors:

Name	Age	Positions

Michael C. Boyko	42	Director, President, Chief Executive Officer, principal financial and accounting officer
Ricardo A. Barbosa	43	Director, Chief Operating Officer and Secretary
James Mack	80	Director

Michael C. Boyko. Mr. Boyko has served as a member of the Board of Directors, President and Chief Executive Officer of AGT since February 2012. He has been a director since April 2009 for Royal Mines and Minerals Corporation (OTCBB: RYMM) and served as its Director of Operations from April 2009 until May 2012. He is President and Chief Executive Officer of Matmown Inc. (OTCQB Pink: MTMW), a small mining company, having served in the position originally from April 2012 until February 2013, and then most recently since June 2013. He is also currently President of Advanced Integrated Resources, LLC (AIR LLC), a privately-held company he founded in 2003. In October 2004, he created Advanced Industrial Conveyors under AIR LLC to design, manufacture, market and sell process equipment to the mining and power industry. From 2001 to 2003, Mr. Boyko was employed at T.A. Caid Industries, a privately held company, where he developed a new business segment focused on equipment representation and sales to mines and power plants. From 1998 to 2001, Mr. Boyko was a managing partner and vice president of business development of BME Engineering, a privately held company that focused on air pollution control technologies and industrial process equipment for mines and power plants, where he managed sales, marketing and manufacturing. Mr. Boyko is a member of the Society for Mining, Metallurgy and Exploration as well as being Mine Safety and Health Administration (MSHA) certified. Mr. Boyko obtained his Bachelor of Science in Finance from Arizona State University and is a member of the AMIGOS – Arizona Mining Association.

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Ricardo A. Barbosa. Mr. Barbosa has served as Chief Operating Officer of AGT since December 2013. He joined the company in January 2013, and has previously served as its Marketing and Fabrication Manager and the General Manager North America before being promoted to Chief Operating Officer. In March 2008, he founded Energistics, LLC, an industrial manufacturing consulting firm. Mr. Barbosa is a bi-lingual business professional with over 25 years of experience in the electrical, mechanical and computer driven technology and engineering fields. He is an accredited Microsoft Certified Systems Engineer (M.C.S.E.), and Cisco Certified Network Associate (C.C.N.A.).

James Mack. Until his retirement from public office in 1982, Mr. Mack served six terms in the Arizona State Senate where his leadership roles included President Pro Tem, Whip, President of the Western Legislative Conference and founding board member and officer of the American Legislative Exchange Council. Mr. Mack was the first recipient of the Thomas Jefferson Award, the most prestigious award given for patriotism and delivery of the ideals of the organization’s mission. During his terms, he served as Chairman of the Arizona Solar Energy Commission, the Arizona Solid Waste Study Committee, the Arizona Environmental Quality Study Committee, the Natural Resources Development Committee, and the Natural Resources Sanding Committee, among other positions. Mr. Mack is involved in multiple natural resource development groups and is a key lobbyist for uranium and coal development. Since December 2012, he has provided business development, community, government and corporate consulting services to a variety of clients, including as a lobbyist for American Clean Energy Resource Trust, at Knab, Utah (February 2009 until May 2013), a representative of Manex Resource Group, Vancouver, B.C. (October 2006 until April 2012) and a lobbyist for Quaterra Alaska Inc. (April 2008 until February 2009). Mr. Mack is a graduate of Arizona State University.

Transactions with Related Persons

Our principal executive offices are located at the offices of Mr. Smith, and are provided to us at no cost. Other than the provision of the office space, during the years ended June 30, 2013 and 2012 there were no material transactions between the Company and our directors, executive officers and 5% or greater stockholders. All related party transactions of any amount are subject to the review, approval or ratification of our Board of Directors.

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Compensation of Directors

We have not established standard compensation arrangements for our directors and the compensation payable to each individual for their service on our Board is determined from time to time by our Board of Directors based upon the amount of time expended by each of the directors on our behalf. Mr. Smith, who is an executive officer of our company, does not receive any compensation specifically for his services as a director.

Board Meetings; Annual Meeting Attendance

During the fiscal year ended June 30, 2013, the Board did not meet, and the Company did not hold an annual meeting. The Board conducted all of its business and approved all corporate action during the fiscal year ended June 30, 2013 by the unanimous written consent of its sole member. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings.

Director Qualifications, Board Leadership Structure and Risk Management

We are a “shell company” as that term is defined in the Securities Act. Mr. Smith serves as both our President and our sole director. The business and operations of our company are managed by Mr. Smith as our sole officer and director, including oversight of various risks, such as operational and liquidity risks that our company faces. Mr. Smith’s significant experience in providing consulting services, together with his experience as a member of Boards of Directors of publicly traded companies, provides the specific experience, qualifications, attributes or skills that led our Board to conclude that he should serve as a director.

Committees of the Board of Directors

We have not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, or any other committee performing a similar function. The functions of those committees are being undertaken by Board of Directors as a whole. Because we have only one director, we believe that the establishment of these committees would be more form over substance.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees, nor do we have a policy regarding director diversity. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our Board has not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our Board of Directors. Given our status as a “shell company”, we do not anticipate that any of our stockholders will make such a recommendation until at such time as we are able to consummate a business combination such as the Transaction. If the Transaction is consummated, we expect that in the future we will expand our Board to include independent directors. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees. In considering a director nominee, it is likely that our Board will consider the professional and/or educational background of any nominee with a view towards how this person might bring a different viewpoint or experience to our Board.

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Our sole director is not an “audit committee financial expert” within the meaning of Item 401(e) of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee or Board of Directors who:

●	understands generally accepted accounting principles and financial statements,

●	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

●	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity of our financial statements,

●	understands internal controls over financial reporting, and

●	understands audit committee functions.

Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent, and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

Code of Ethics

We are a shell company with no operations. As such, we have not yet adopted a written code of ethics that applies to our principal executive officer and all of our financial officers, including our chief financial officer and our controller. We expect to adopt a written code of ethics following the Closing of the Transaction.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons beneficially owning more than 10% of a registered class of our equity securities to file with the SEC and to provide us with initial reports of ownership, reports of changes in ownership and annual reports of ownership of our common stock and other equity securities. Based solely upon a review of such reports furnished to us by our directors, executive officers and 10% beneficial owners, we believe that all Section 16(a) reporting requirements were timely fulfilled during the year ended June 30, 2013.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to, Osler Incorporated, 900 S.E. 3rd Avenue, Suite 202, Fort Lauderdale, FL 33301, telephone (954) 767-6339, Attention: Board of Directors. Following the Closing of the Transaction, stockholders may send communications to the Board by writing to Osler Incorporated, 254 South Mulberry Street, Suite 113, Mesa, AZ 85202, Attention: Board of Directors.

Executive Compensation

The following table summarizes all compensation recorded by us in the years ended June 30, 2013 and 2012 for our principal executive officer, each other executive officer serving as such whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at June 30, 2013.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Leo Smith, President, Secretary, principal executive officer and principal financial and accounting officer	2013	0	0	0	0	0	0	0	0
	2012	0	0	0	0	0	0	0	0

We are not a party to an employment agreement with Mr. Smith.

Security Ownership of Certain Beneficial owners and Management

Prior to the Transaction

At February 20, 2014, we had 2,505,014 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of February 20, 2014 by:

●	each person known by us to be the beneficial owner of more than 5% of our common stock;

●	each of our directors;

●	each of our named executive officers; and

●	our named executive officers, directors and director nominees as a group.
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Unless otherwise indicated, the business address of each person listed is 900 S.E. 3rd Avenue, Suite 202, Fort Lauderdale, FL 33301. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class

C. Leo Smith[1]	1,822,601	73.4%
All officers and directors as a group (one person)[1]	1,822,601	73.4%

1              The number of shares beneficially owned by Mr. Smith includes shares of our common stock owned of record by IMS over which Mr. Smith has voting and dispositive control.

After the Transaction

At the Closing of the Transaction there will be 17,505,014 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock following the Closing of the Transaction by:

●	each person known by us to be the beneficial owner of more than 5% of our common stock;

●	each of our directors;

●	each of our named executive officers; and

●	our named executive officers, directors and director nominees as a group.

Unless otherwise indicated, the business address of each person listed is 254 South Mulberry Street, Suite 113, Mesa, AZ 85202 following the Transaction. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

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Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
Michael C. Boyko	2,724,921	15.6%
Ricardo A. Barbosa	358,543	≤1%
James Mack (1)	143,417	≤1%
All officers and directors as a group (three persons)(1)	3,226,881	18.4%
Insurance Marketing Solutions, LLC (2)	1,822,601	10.4%
Pacific Venture Marketing Corp. (3)	3,583,096	20.5%
James Corrigan (4)	1,147,335	6.6%
Russell Corrigan (5)	1,147,335	6.6%
Admiral House Limited (6)	1,003,918	5.7%

(1)           The number of shares beneficially owned by Mr. Mack are held of record by Mack Family Revocable Trust. Mr. Mack holds voting and dispositive control over these shares.

(2)           Mr. C. Leo Smith, currently our sole officer and director, holds voting and dispositive control over these shares.

(3)           Mr. John P. Mooney holds voting and dispositive control over these shares. Mr. Mooney is currently an executive officer and member of the Board of Directors of both AGT and its former parent company, America Greener Technologies Corporation, a corporation organized under the laws of British Columbia. Mr. Mooney will resign as an executive officer and director of AGT prior to the Closing. Mr. Mooney’s address is 36-5531 Cornwall Drive, Richmond, BC, Canada V7C 5N7.

(4)           Mr. Corrigan’s address is 15572 Columbia Avenue, White Rock, BC Canada V4B 1K6.

(5)           Mr. Corrigan’s address is 15168 – 36 Avenue, Unit 32, Surrey, BC Canada V3S 0Z6.

(6)           Admiral House Limited’s address is Loyalist Plaza, Don Markey Boulevard, Marsh Harbour, Abaco, Bahamas.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual and special reports and other information with the SEC. Certain of our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.

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